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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K


      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2004


                              INTEROIL CORPORATION
             (Exact name of Registrant as specified in its charter)


                        COMMISSION FILE NUMBER 001-32179


                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)


                                SUITE 2, LEVEL 2
                        ORCHID, PLAZA 79-88 ABBOTT STREET
                           CAIRNS, QLD 4870, AUSTRALIA
                    (Address of principal executive offices)


       Registrant's telephone number, include area code: (61) 7 4046 4600


                       Indicate by check mark whether the
                  Registrant files or will file annual reports
                       under cover Form 20-F or Form 40-F


                           Form 20-F [ ]   Form 40-F [X]


         Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.


                                 Yes [ ]   No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INTEROIL CORPORATION
                                       (Registrant)



                                       By:     /s/ Gary M. Duvall
                                          --------------------------------------
                                          Gary M. Duvall
                                          Vice President, Corporate Development

                                       Date:  November 16, 2004


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                              INTEROIL CORPORATION
                FORM 6-K FOR NINE MONTHS ENDED SEPTEMBER 30, 2004


                                  Exhibit Index


1. Unaudited comparable consolidated financial statements for the nine months ended September 30, 2004 and September 20, 2003.

2.  Management Discussion and Analysis for the nine months ended
    September 30, 2004.